UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On April 12, 2024, MorphoSys AG (the “Company”) published a notification on receipt of a letter of intent from Kynam Capital Management, LP (pursuant to Section 43 (1) WpHG), and ten notifications of major holdings from Norges Bank, Morgan Stanley, DWS Investment GmbH, BNP Paribas, The Goldman Sachs Group, JP Morgan and BlackRock.

Exhibits

99.1    Notification of Major Holdings from Norges Bank
99.2    Notification of Major Holdings from Morgan Stanley
99.3    Notification of Major Holdings from Norges Bank
99.4    Notification of Major Holdings from DWS Investment GmbH
99.5    Notification on receipt of a letter of intent from Kynam Capital Management, LP
99.6    Notification of Major Holdings from BNP Paribas
99.7    Notification of Major Holdings from The Goldman Sachs Group
99.8    Notification of Major Holdings from JP Morgan
99.9    Notification of Major Holdings from BlackRock
99.10    Notification of Major Holdings from Norges Bank
99.11    Notification of Major Holdings from The Goldman Sachs Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: April 12, 2024
    By:    /s/ i.A. Inge Altinger-Ralle
        Name: Inge Altinger-Ralle
        Title:    Specialist Corporate Publishing

    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations